                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 1)

                                 HANOVER DIRECT, INC.
                          ----------------------------------
                                   (Name of Issuer)

                          COMMON STOCK, $0.66 2/3 PER SHARE
                     -------------------------------------------
                            (Title of Class of Securities)

                                      440506 10 3
                     -------------------------------------------
                                    (CUSIP Number)

                                  With copies to:

    Mr. Jan du Plessis                 Robert P. Wessely, Esq.
    Richemont Finance S.A.             Brobeck, Phleger & Harrison LLP
    35 Boulevard Prince Henri          1633 Broadway, 47th Floor
    L 1724 Luxembourg                  New York, NY  10019
    011-352-227-252                    (212) 581-1600
-----------------------------------------------------------------------------

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    JUNE 13, 1997
                        --------------------------------------
                         (Date of Event Which Requires Filing
                                  of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  Page 1 of 15 Pages

CUSIP NO. 440506 10 3                13D                     PAGE 2 OF 15 PAGES
-------------------------------------------------------------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richemont Finance S.A.

-------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /x/
                                                                (b) / /

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------

4   SOURCE OF FUNDS                                             WC

-------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION         Luxembourg

-------------------------------------------------------------------------------

   NUMBER     7    SOLE VOTING POWER             40,687,970 shares
     OF
   SHARES     ----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER           94,762,555 shares
   OWNED
     BY       ----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER        40,687,970 shares
  REPORTING
   PERSON     ----------------------------------------------------------------
    WITH      10   SHARED DISPOSITIVE POWER      94,762,555 shares

------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           135,450,525 shares

------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
    CERTAIN SHARES

------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               67.7%

------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                         CO

------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                 13D                   PAGE 3 OF 15 PAGES
-------------------------------------------------------------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richemont S.A.

-------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /x/
                                                                     (b) / /
-------------------------------------------------------------------------------

3   SEC USE ONLY

-------------------------------------------------------------------------------

4   SOURCE OF FUNDS                                                       WC

-------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION                        Luxembourg

-------------------------------------------------------------------------------

   NUMBER          7    SOLE VOTING POWER             40,687,970 shares
     OF
   SHARES          ------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER           94,762,555 shares
   OWNED
     BY            ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER        40,687,970 shares
  REPORTING
   PERSON          ------------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER      94,762,555 shares

-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 135,450,525 shares

-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
    CERTAIN SHARES

-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               67.7%

-------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                         CO

-------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                 13D                    PAGE 4 OF 15 PAGES
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Compagnie Financiere Richemont AG

-------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /x/
                                                                     (b) / /

-------------------------------------------------------------------------------

3   SEC USE ONLY

-------------------------------------------------------------------------------

4   SOURCE OF FUNDS                                                  WC

-------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION         Switzerland

-------------------------------------------------------------------------------

   NUMBER          7    SOLE VOTING POWER             40,687,970 shares
     OF            ------------------------------------------------------------
   SHARES
BENEFICIALLY       8    SHARED VOTING POWER           94,762,555 shares
   OWNED           ------------------------------------------------------------
     BY
    EACH           9    SOLE DISPOSITIVE POWER        40,687,970 shares
  REPORTING
   PERSON          ------------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER      94,762,555 shares

-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      135,450,525 shares

-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
    CERTAIN SHARES

-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               67.7%

-------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                         CO

-------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                  13D                   PAGE 5 OF 15 PAGES
-------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Compagnie Financiere Rupert

-------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /x/
                                                                     (b) / /

-------------------------------------------------------------------------------

3   SEC USE ONLY

-------------------------------------------------------------------------------

4   SOURCE OF FUNDS                                                  WC

-------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION         Switzerland

-------------------------------------------------------------------------------

   NUMBER          7    SOLE VOTING POWER             40,687,970 shares
     OF            ------------------------------------------------------------
   SHARES
BENEFICIALLY       8    SHARED VOTING POWER           94,762,555 shares
   OWNED
     BY            ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER        40,687,970 shares
  REPORTING
   PERSON          ------------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER      94,762,555 shares

-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        135,450,525 shares

-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                / /
    CERTAIN SHARES

-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    67.7%

-------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                              PN

-------------------------------------------------------------------------------

 Item 1.  SECURITY AND ISSUER.

    This Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1"), filed with respect to events that occurred on June 13, 1997, relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D filed on June 16, 1997 (the "Original Statement on Schedule 13D").


Item 2.  IDENTITY AND BACKGROUND.

    (a)-(c) and (f)    This Statement on Schedule 13D is filed on behalf of
Richemont Finance S.A., Richemont S.A., Compagnie Financiere Richemont AG and Compagnie Financiere Rupert (the "Reporting Persons"). The following table sets forth the name, the State or other place of organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

    NAME:                              RICHEMONT FINANCE S.A.
    State of organization:             Luxembourg
    Principal business:                Finance affiliate of Compagnie
                                       Financiere Richemont AG, a Swiss public
                                       company with interests primarily in the
                                       fields of luxury goods and tobacco
                                       products
    Address of principal business:     35 Boulevard Prince Henri
                                       L 1724 Luxembourg
    Address of principal office:       35 Boulevard Prince Henri
                                       L 1724 Luxembourg

    NAME:                              RICHEMONT S.A.
    State of organization:             Luxembourg
    Principal business:                Affiliate of Compagnie Financiere
                                       Richemont AG, a Swiss public company
                                       with interests primarily in the fields
                                       of luxury goods and tobacco products
    Address of principal business:     35 Boulevard Prince Henri
                                       L 1724 Luxembourg
    Address of principal office:       35 Boulevard Prince Henri
                                       L 1724 Luxembourg

                                  Page 6 of 15 Pages

    NAME:                              COMPAGNIE FINANCIERE RICHEMONT AG
    State of organization:             Switzerland
    Principal business:                A Swiss public company with interests
                                       primarily in the fields of luxury goods
                                       and tobacco products
    Address of principal business:     Rigistrasse 2
                                       6300 Zug Switzerland
    Address of principal office:       Rigistrasse 2
                                       6300 Zug Switzerland

    NAME:                              COMPAGNIE FINANCIERE RUPERT
    State of organization:             Switzerland
    Principal business:                A partnership limited by shares, the
                                       principal business of which is the
                                       holding of investments
    Address of principal business:     Rigistrasse 2
                                       6300 Zug Switzerland
    Address of principal office:       Rigistrasse 2
                                       6300 Zug Switzerland


    (d)-(e) During the five years prior to the date hereof, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Inapplicable.


Item 4.  PURPOSE OF TRANSACTION.

    Inapplicable.


                                  Page 7 of 15 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The Reporting Persons beneficially own 135,450,525 shares of Common Stock of the Issuer, which represents 67.7% of the 200,031,580 shares of Common Stock outstanding as of June 11, 1997.

    (b) The Reporting Persons have sole power to vote and dispose of 40,687,970 of the shares of Common Stock of the Issuer referred to in Item 5(a) above and, as more fully described in Item 4 of the Original Statement on
Schedule 13D, have shared power to vote and dispose of 94,762,555 of the shares of Common Stock of the Issuer referred to in Item 5(a) above. The Reporting Persons disclaim beneficial ownership of the 94,762,555 shares of Common Stock of the Issuer owned by NAR Group Limited.

    (c)  Other than the transactions described in the Original Statement on
Schedule 13D and in this Amendment No. 1, no transactions in the shares of Common Stock of the Issuer have been effected during the past 60 days by the Reporting Persons.

    (d)  Inapplicable.

    (e)  Inapplicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Reference is made to Amendment No. 19 to the Statement on Schedule 13D relating to the Common Stock of the Issuer filed on even date herewith by a group consisting of NAR Group Limited and Alan G. Quasha. The Reporting Persons, through Richemont Finance S.A., are a stockholder of NAR Group Limited and thus may be deemed to have shared voting power with respect to the 94,762,555 shares of Common Stock of the Issuer owned by NAR Group Limited.

    On June 13, 1997, Mr. Quasha, Richemont Finance S.A. and Evansville amended the Joint Venture Agreement (the "NAR Joint Venture Amendment") of NAR Group Limited ("NAR") to, among other things, grant a put exercisable jointly by Mr. Quasha and Evansville once at any time after March 31, 1998 to sell and transfer to Richemont Finance S.A. such number of shares of Common Stock at a price per share based on the then current market price of a share of Common Stock of the Issuer as shall in the aggregate equal the Value (as such term is defined in the NAR Joint Venture Amendment). The NAR Joint Venture Amendment also grants a call to Richemont Finance S.A. exercisable by it once at any time after June 30, 1999 to cause NAR to sell to it a similarly determined number of shares of Common Stock of the Issuer. The NAR Joint Venture Amendment also relieves Mr. Quasha of any further obligation to provide to Richemont Finance S.A. any financial or other information with respect to NAR's interest in the Issuer. Furthermore, the NAR Joint Venture Amendment provides a mechanism for the resolution of deadlocks relating to matters involving the voting of the Common Stock of the Issuer which includes a buy-sell

                                  Page 8 of 15 Pages
arrangement for such shares. The foregoing description of the NAR Joint Venture Amendment is qualified in its entirety by reference to the relevant sections of such agreement, which are being filed as Exhibit A to this Amendment No. 1.

    Except as described in the preceding paragraph, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT A:     Certain Sections of Amendment No. 1 to the Joint Venture
                   Agreement of NAR Group Limited


                                  Page 9 of 15 Pages

                                      SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 11, 1997


                                  RICHEMONT FINANCE S.A.



                                     /s/ Robert P. Wessely
                                  -----------------------------------
                                  By:  Robert P. Wessely, its
                                        Attorney-in-Fact


                                  RICHEMONT S.A.



                                     /s/ Robert P. Wessely
                                  ----------------------------------
                                  By:  Robert P. Wessely, its
                                        Attorney-in-Fact


                                  COMPAGNIE FINANCIERE RICHEMONT AG



                                     /s/ Robert P. Wessely
                                  ----------------------------------
                                  By:  Robert P. Wessely, its
                                        Attorney-in-Fact


                                  COMPAGNIE FINANCIERE RUPERT



                                       /s/ Robert P. Wessely
                                  -----------------------------------
                                  By:  Robert P. Wessely, its
                                        Attorney-in-Fact

                                 Page 10 of 15 Pages

                                      EXHIBIT A

                                 CERTAIN SECTIONS OF
                                AMENDMENT NO. 1 TO THE
                               JOINT VENTURE AGREEMENT
                                 OF NAR GROUP LIMITED


    This Agreement, dated June 13, 1997, is Amendment No. 1 to a joint venture agreement by and among RICHEMONT FINANCE SA, a Luxembourg corporation ("Richemont"), as successor to Richemont Group Limited, as successor to Rupert Group Limited; EVANSVILLE LIMITED, a British Virgin Islands corporation, as successor to the interests of both Herbard Ltd. and Pavonis Ltd. ("Evansville"); and ALAN G. QUASHA, a resident of New York, New York ("Alan Quasha"), and amends that certain Joint Venture Agreement, effective as of March 31, 1988, by and among Rupert Group Limited, Herbard Ltd., Pavonis Ltd. and Alan Quasha (the "Original Agreement") which established North American Resources Ltd., a British Virgin Islands international business company now known as NAR GROUP LIMITED ("NAR"). Evansville and Alan Quasha are hereinafter sometimes referred to as the "Evansville Shareholders." Richemont, Evansville and Alan Quasha are hereinafter sometimes referred to as the "Shareholders."

                                        * * *

4.  PUT AND CALL OPTIONS RELATING TO THE HANOVER COMMON STOCK.

    A. Subject to Paragraphs 4(E), 4(F) and 4(G) hereof, Evansville and Alan Quasha (which, for purposes of this Section 4, may only act jointly as the Evansville Shareholders) shall have the right (the "Put Option"), exercisable once only at any time after March 31, 1998, to cause NAR (which for purposes hereof shall include any affiliate of NAR (other than Richemont and its non-NAR affiliates) then nominally holding shares of Hanover Common Stock) to sell and transfer to Richemont such number of the shares of Hanover Common Stock at a price per share equal to the average of the closing bid price of a share of Hanover Common Stock for the thirty (30) trading days immediately preceding the date of the Put Notice (the "Put Price") as shall, in the aggregate, equal the Value. The Put Option shall be exercised by Evansville and Alan Quasha delivering a joint written notice (the "Put Notice") to NAR and Richemont requesting Richemont to purchase such number of shares of Hanover Common Stock pursuant to the terms of this Paragraph 4(A). Within thirty (30) days of the later of: (i) the delivery of the Put Notice, or (ii) the completion of any applicable waiting periods as set forth in Paragraph 4(D) hereof, the closing of the Put Option shall occur whereby NAR shall cause such number of shares of Hanover Common Stock to be transferred to Richemont, and Richemont shall purchase such shares by tendering to NAR for redemption all shares of Preferred Stock and agreeing to accept such shares of Hanover Common Stock as full payment for the redemption of the Preferred Stock. Richemont shall thereafter have no further rights in the Preferred Stock. All Hanover

                                 Page 11 of 15 Pages

Common Stock not then sold to Richemont for the redemption of the Preferred Stock shall thereafter not be subject to the Put Option and shall immediately be distributed pursuant to the provisions of Paragraph 4(E) herein.

    B. Unless the Put Option shall have previously been exercised, Richemont shall, subject to Paragraphs 4(E), 4(F) and 4(G) hereof, have the right (the "Call Option"), exercisable once only at any time after June 30, 1999, to cause NAR to sell and transfer to Richemont such number of the shares of Hanover Common Stock, at a price per share equal to the average of the closing bid price of a share of Hanover Common Stock for the thirty (30) trading days immediately preceding the date of the Call Notice (the "Call Price") as shall, in the aggregate, equal the Value. The Call Option shall be exercised by Richemont delivering written notice (the "Call Notice") to NAR and the Evansville Shareholders requesting the Evansville Shareholders to cause NAR to sell such number of shares of the Hanover Common Stock pursuant to the terms of this Paragraph 4(B). Within thirty (30) days of the later of: (i) the delivery of the Call Notice, or (ii) the completion of any applicable waiting periods as set forth in Paragraph 4(D) hereof, the closing of the Call Option shall occur whereby NAR shall cause such number of shares of Hanover Common Stock to be transferred to Richemont, and Richemont shall purchase such shares by tendering to NAR for redemption all shares of Preferred Stock and agreeing to accept such shares of Hanover Common Stock as full payment for the redemption of the Preferred Stock. Richemont shall thereafter have no further rights in the Preferred Stock. All Hanover Common Stock not then sold to Richemont for the redemption of the Preferred Stock shall thereafter not be subject to the Call Option and shall immediately be distributed pursuant to the provisions of Paragraph 4(E) herein.

    C. In the event the Call Option or the Put Option is exercised pursuant to the terms of this Agreement, each of Richemont, Evansville and Alan Quasha shall join in the execution and filing of any application, consent or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, in connection with the consummation of the purchase or sale of such shares of Hanover Common Stock. Each of Richemont, Evansville and Alan Quasha agrees to use its best efforts to cause the conditions referred to in Paragraph 4(D) to be met and agrees to take all reasonable steps necessary to obtain early termination of the waiting period under the Hart-Scott-Rodino Act ("HSR Act"), if applicable, or any other applicable federal, state, local or foreign law.

    D. Closing of any transaction contemplated by this Paragraph 4 shall not occur until all applicable waiting periods under the HSR Act and any other federal, state, local or foreign law with respect to the consummation of the purchase or sale of Hanover Common Stock shall have expired or early termination shall have been granted by, in the case of the HSR Act, both the by Federal Trade Commission and the United States Department of Justice, and in the case of any other federal, state, local or foreign law, the applicable agency or agencies.

                                 Page 12 of 15 Pages

    E. Each of the Call Option and the Put Option may only be exercised one time. Following the exercise of the Put Option or the Call Option, as the case may be, the total number of shares of Hanover Common Stock beneficially owned by NAR after such exercise shall thereafter promptly be distributed by NAR to Richemont and (subject to Paragraph 4(H) hereof) to the Evansville Shareholders in accordance with their respective ownership of the common stock of NAR.

    F. In the event that Hanover Common Stock shall no longer be trading in a public forum such that its trading price is not readily ascertainable by public quotes, then, within thirty (30) days of the date on which either the Evansville Shareholders (with regard to the Put Option) or Richemont (with regard to the Call Option) gives notice to the other and to NAR that it desires, upon the determination of a Put Price or a Call Price, to consider exercising its respective Option, the Call Price or the Put Price shall be determined by an investment banking firm promptly selected by the mutual agreement of Richemont and the Evansville Shareholders, and whose determination (which shall be paid for by the party or parties giving such notice) shall be final and binding on the Shareholders. In the event that Richemont and the Evansville Shareholders are unable, within ten (10) days of the receipt of such notice, to agree upon an investment banking firm for this purpose, each entity shall immediately select its own investment banking firm to determine the Call Price or the Put Price, as the case may be, and each such firm shall have thirty (30) days from the date of its respective appointment to make such determination. The actual Call Price or Put Price shall equal the average of the values determined by each such investment bank. In making its determination of the Call Price or the Put Price, as the case may be, each investment banking firm selected pursuant to the provisions of this Paragraph shall determine such Price by averaging the following two numbers: (i) the per share valuation of Hanover Common Stock that would be achievable were HDI to effect an initial public offering at such time, and (ii) the per share price that would be achievable were a controlling block of shares of Hanover Common Stock to be sold in a private "block trade" transaction at such time. The Put Option or Call Option may thereafter be exercised in the manner stated hereinabove by the giving of the Put Notice or Call Notice within thirty (30) days of the date on which such investment banking firm or firms gives notice to Richemont and to the Evansville Shareholders of its determination of such Price.

    G. Neither the Call Option nor the Put Option may be exercised if (i) trading in the Hanover Common Stock shall have been suspended by order of the United States Securities and Exchange Commission or of the American Stock Exchange or of any other entity, (ii) trading in securities generally on the American Stock Exchange (or on any other exchange where Hanover Common Stock may then be traded) shall have been suspended or limited or minimum prices shall have been established on such exchange, (iii) on any trading day during the thirty (30) trading days immediately preceding the date of the Put Notice or Call Notice, the closing bid price of a share of Hanover Common Stock shall be at least fifteen percent (15%) greater or less than the average of the closing bid price of a share of Hanover Common Stock for such thirty (30) trading day period, or (iv) the party or parties exercising such option are then in possession of material, non-public information concerning Hanover Common Stock which may reasonably be expected to have a material effect on the per share

                                 Page 13 of 15 Pages
price of Hanover Common Stock once such information is publicly disclosed. In any such situations, the Call Option or the Put Option may be exercised only after the basis for such prohibition on exercising the Option has expired or been alleviated.

    H. If, immediately following the exercise of either the Put Option or the Call Option, the beneficial ownership of Hanover Common Stock by Richemont (after deducting any shares of Hanover Common Stock subject to an option to Mr. Kaul, as more fully described in Section 1(B) hereof) shall be less than 50.1% of the number of voting shares then outstanding, the Evansville Shareholders hereby each agree to grant to Richemont (i) an irrevocable proxy to vote such number of shares (the "Proxy Shares") then owned by them as shall at all times equal the difference between (x) the number of voting shares of HDI then owned by Richemont and its affiliates (other than the Evansville Shareholders) and (y) the number of voting shares of HDI as shall equal not less than 50.1% of the aggregate number of voting shares of HDI then outstanding; and (ii) a right of first offer to purchase the Proxy Shares, as more fully described below. In the event that the Evansville Shareholders (who agree to act jointly for all purposes with regard to the Proxy Shares) should decide to sell or otherwise dispose of any of the Proxy Shares, they shall first give written notice to Richemont of their intention to sell such shares, together with the price at which they are willing to sell such shares. Richemont shall then have thirty
(30) days from the date it receives such notice to evaluate such offer. If, at or prior to the end of such 30-day period, Richemont gives notice to the Evansville Shareholders that it accepts such offer, then the Evansville Shareholders shall, within fifteen (15) days of receipt of such notice, sell to Richemont, and Richemont shall purchase for cash, all such Proxy Shares. If, at the end of such 30-day period, Richemont declines such offer or does not respond to such offer in writing, then the Evansville Shareholders shall be free to sell such shares at any time during the succeeding ninety (90) days (starting the day following the end of the previous 30-day period) to a third party, but only at a price per share equal to or higher than the price per share at which such shares were first offered to Richemont. Upon the completion of the sale of such shares by the Evansville Shareholders to a third party during such 90-day period, the irrevocable proxy described in the first sentence of this Paragraph 4(H) shall thereupon terminate. If the Evansville Shareholders do not complete the sale of such shares in such manner during such 90-day period, then the Right of First Offer described in this Section 4(H) shall again be applicable, and the irrevocable proxy shall remain in full force and effect.

                                        * * *

6.  OTHER MATTERS.

    A. Following the Effective Date, Alan Quasha shall have no further responsibility for financial reporting and other information delivery obligations to Richemont relating to NAR's interest in HDI. Alan Quasha shall be relieved of his duty to continue to provide to Richemont financial reporting and other information relating to the businesses or assets of NAR, except to provide the reports prepared by such businesses (other than HDI) or the managers of such assets, all of which reports Mr. Quasha shall cause to be promptly

                                 Page 14 of 15 Pages
forwarded to Richemont. The provisions of this Section 6(A) shall in no way relieve NAR of its obligation to provide Richemont with such periodic financial reports concerning NAR's aggregate assets and operations as shall be necessary in order to enable Richemont to satisfy its financial reporting obligations.

    B. In the event that the Evansville Shareholders, on the one hand, and Richemont, on the other hand, or their respective representatives, are unable to agree on the terms of any material decision relating to NAR's ownership of Hanover Common Stock or to the business of HDI (a "Deadlock"), then the parties agree that the following provisions shall apply and such provisions shall supersede the provisions of Section 4 hereof:

         (1) Richemont shall give notice to the other Shareholders of a Deadlock. Within ten (10) days of such written notice, Richemont shall provide to the other Shareholders, in writing (the "Notice"), its determination of the price per share at which it is prepared to purchase all of the shares of Hanover Common Stock then owned by NAR (the resulting per share valuation, for purposes of this Paragraph 6(B), being termed the "Auction Value").

         (2) Together with the Notice of the Auction Value, Richemont shall offer to purchase from NAR all, but not less than all, of its shares of Hanover Common Stock, at a price per share equal to the Auction Value. Such Notice shall offer to pay for NAR's shares of Hanover Common Stock, in cash or cash equivalents, within thirty (30) days of the date of the Notice.

         (3) Upon receipt of the Notice, the other Shareholders shall immediately nominate one representative of such Shareholders, and shall agree to be jointly and severally bound by the determination of such representative as to all matters relating to this Paragraph 6(B). Such representative shall have twenty (20) days from the date of the Notice in which to notify Richemont that it either (a) accepts such Auction Value and agrees to cause NAR to sell to Richemont all of its Hanover Common Stock at such share price, or (b) desires to purchase all of NAR's shares of Hanover Common Stock, at a price per share equal to the Auction Value. In the event the representative of the other Shareholders shall have responded in accordance with (a) above, or shall have made no response by such twentieth (20th) day, then the Shareholders hereby agree to cause NAR to sell its shares of Hanover Common Stock to Richemont at a price per share equal to the Auction Value, on such terms and at such date as was specified in the Notice, and Richemont agrees to so purchase such shares. In the event that the other Shareholders shall have responded in accordance with
(b) above, then the Shareholders shall cause NAR to sell its shares of Hanover Common Stock to such other Shareholders, on the same terms and at such date as was specified in the Notice, at a price per share equal to the Auction Value, and such other Shareholders agree to so purchase such Shares. In either event,
(i) the purchase price shall be paid in cash and (ii) the parties hereto shall, simultaneously with such sale, cause NAR to redeem the Preferred Stock, at the Full Redemption Value.

                                        * * *

                                 Page 15 of 15 Pages